Reality Shares ETF Trust

402 West Broadway, Suite 2800

San Diego, CA 92101

FILED AS EDGAR CORRESPONDENCE

April 8, 2016

Chad Eskilden

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Reality Shares ETF Trust (File Nos. 333-192288 and 811-22911)

Dear Mr. Eskilden:

This letter responds to the comments you provided on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via telephone on March 15, 2016 in connection with the Staff’s Sarbanes-Oxley Act of 2002, as amended, review (“SOX Review”) of Reality Shares ETF Trust’s (the “Trust”) Form N-CSR Filing, as filed on December 23, 2015 (the “Filing”) with respect to the Reality Shares DIVS ETF (the “Fund”). Below, we have briefly summarized your comments and questions, followed by our responses. Capitalized terms not defined herein should be given the meaning provided in the Filing.

1.	Comment. With respect to the Fund’s Schedule of Investments:
	a.	Given the reference assets and the structure of the swaps in which the Fund invests, please consider whether it is appropriate to use the term “baskets” in the phrase “dividend swap baskets” in the Fund’s future Schedules of Investments.
Response. The Trust confirms that the word “baskets” will not be used in connection with the phrase “dividend swaps” in the Fund’s future Schedules of Investments.
	b.	In notes to the Fund’s future Schedule of Investments, please disclose additional details on the terms of the Fund’s swap investments that drive performance, such as implied dividend rates, actual dividend rates and financing terms, in accordance with guidance provided in the minutes of the American Institute of Certified Public Accountants’ March 2014 expert panel.
Response. The Trust confirms that it will disclose additional details on the terms of the Fund’s swap investments that drive performance in notes to the Fund’s future Schedule of Investments. The Trust notes that it does not consider financing terms to be a driver of the performance of dividend swaps.

	c.	Since a majority of the Fund’s assets are invested in shares of a money market fund, please include disclosure in the notes to future Schedules of Investments that provides readers with a means by which they can access the prospectuses of such money market fund.
Response. To the extent that the Fund continues to invest in shares of a money market fund to such a degree, the requested disclosure will be added to the Fund’s future Schedules of Investments.
2.	Comment. Since each of the Fund’s swaps has the same counterparty, please add additional disclosure regarding counterparty risk in the Fund’s prospectus.
Response. Additional disclosure regarding counterparty credit risk was included in the “Principal Risks” section of the Fund’s prospectus filed with the SEC on February 26, 2016 in connection with the annual update of the Fund’s registration statement on Form N-1A (the “2016 Annual Update Filing”).
3.	Comment. Since the Fund has a high portfolio turnover rate, please disclose related risks in the Fund’s prospectus.
Response. Additional disclosure regarding portfolio turnover risk was included in the “Principal Risks” section of the Fund’s prospectus filed with the 2016 Annual Update Filing.
4.	Comment. In accordance with section (g)(2) of Item 11 of Form N-1A, please disclose on the Fund’s website the number of days year-to-date that the Fund traded at a premium or a discount to net asset value.
Response. In accordance with section (g)(2) of Item 11 of Form N-1A, the Fund’s website has been updated to disclose the number of days that the Fund traded at a premium or a discount to net asset value during the most recently completed calendar quarter and most recently completed calendar year.

If you have any questions, need any additional information or would like any clarification, please contact me at (619) 717-6971.

Very truly yours,

/s/ Tom Trivella

Tom Trivella